Mail Stop 4561

March 30, 2009

By U.S. Mail and Facsimile to: (954) 523-1722

Mr. John D. Waters
Chief Financial Officer
Floridian Financial Group, Inc.
175 Timacuan Boulevard
Lake Mary, Florida 32746

> **Re:** **Floridian Financial Group, Inc.**
> **Form 10**
> **Filed February 27, 2009**
> **File No. 000-53589**

Dear Mr. Waters:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10 filed February 27, 2009

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon the expiration of this 60-day time period, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

Item 1. Business – Growth Strategy, page 3

2.   Please discuss the methods the Company intends to utilize in order to fund the acquisitions it contemplates in its growth strategy.

Item 1. Business – Commercial Real Estate, page 6

3.   Please disclose the portion of the Company's commercial real estate loan portfolio that consists of commercial construction loans. If the amount of commercial construction loans that are included in commercial real estate loans is material, please include a separate line item and narrative disclosures regarding commercial construction loans here and elsewhere in the document as appropriate.

Item 1. Business – Regulatory Considerations, page 10

4.   Include discussions of the Emergency Economic Stabilization Act and the American Recovery and Reinvestment Act and their impact on the workings of the Company.

Item 1A. Risk Factors – Risks Related to Our Business…, page 19

5.   In order to provide a well-balanced disclosure, please include a Risk Factor that provides disclosure related to the risks associated with the fact that as of December 31, 2008 Orange Bank of Florida did not have sufficient total capital for it to qualify as a "well-capitalized" institution under federal banking regulations.

Item 1A. Risk Factors – Difficult market conditions…, page 19-20

6.   The disclosure relating to the Company's expectations for increased regulation and government oversight does not correspond with the title of this Risk Factor. Please separate this Risk Factor into two separate Risk Factors or amend the title to more accurately reflect the disclosures.

Item 1A. Risk Factors – Our loan portfolio is heavily concentrated…, page 23

7.   As applicable, please expand to include a discussion of how the different types of the Company's mortgage loans (commercial, investment residential mortgages, construction, etc.) impact the Company's risk of having a heavy concentration of properties in Central Florida.

Item 1A. Risk Factors – The Banks must comply with the Bank Secrecy Act…, page 25

8.   Please explain why the Company determined that compliance with the Bank Secrecy Act rather than compliance with many other applicable statutes and regulations is a Risk Factor.

Item 2. Managements Discussion and Analysis – Loan Loss Allowance, page 39

9.   We note your allowance for loan losses increased by approximately $1.5 million during 2008 due to the Orange acquisition. Please tell, and revise to discuss, how you applied the guidance of SOP 03-3 in your accounting treatment.

Item 6. Executive Compensation – Director Compensation Table, page 58

10.   If applicable, please include any compensation earned by Director Bulko in 2008. Refer to Item 402(r) of Regulation S-K.

11.   Please include the cash fees earned by the Company's directors for service on the Boards of the Banks in the Fees Earned column of the Director Compensation table. The Company may elect to disclose in a footnote the amounts earned through service on the Board of the different entities.

Item 7. Certain Relationships and Related Transactions and Director Independence, page 58

12.   If true, please disclose that all loans made to the Company's directors and officers are performing in accordance with their terms.

13.   If true, please disclose that the terms of the lease agreement the Company has with First Team Properties were negotiated at arms length and were made on substantially the same terms as would be available if the Company had entered into a similar agreement with an unaffiliated third party.

Floridian Financial Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 1 – Nature of Business and Summary of Significant Accounting Policies

General

14.   We note in Exhibit 10.9 that your initial capital contribution to the joint venture (exhibit A, page 18) with FBC Mortgage, LLC was 50%; however, on pages 4 and 28 of the

registration statement you indicate your ownership is 49%. Please revise to clarify. In this regard, revise your financial statements to disclose your joint venture/consolidation accounting policy.

Note 2 – Business Combination, page F-13

15.   We note your disclosure regarding the acquisition of Orange, please address and revise as necessary, the following:

- tell us how you determined Floridian was the accounting acquirer (refer to SFAS 141 paragraphs 15-19);
- please revise to disclose all of the required disclosures of SFAS 141 (refer to paragraphs 51-57, as well as appendix C);
- we note from other disclosures throughout the filing that the acquisition of Orange included the issuance of stock options. Tell us how your purchase price of $19,838 considers the options issued; and
- tell us how you determined the value (i.e. $10) of the common stock issued. In this regard, reconcile the $10 stock price in the Orange acquisition in March 2008 to the $12.50 stock price in the June 2008 private placement transaction (as discussed on page 61).

General

16.   Please note the updating requirements of Rule 8-08 of Regulation S-X.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bill Schroeder at (202) 551-3294 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: David C. Scileppi
        Gunster, Yoakley & Stewart, P.A.
        450 East Las Olas Boulevard, Suite 1400
        Fort Lauderdale, FL 33301